Exhibit 6.1

STARSTREAM ENTERTAINMENT INC.

1227 N. Atlantic Ave

New Smyrna Beach, FL 32169

March 1, 2020

BY ELECTRONIC MAIL

Carla Rissell

Carla@facetimepromo.com

Re:       Employment Terms

Dear Ms. Rissell:

Starstream Entertainment Inc. (the “Company”) is pleased to offer you the position of Chief Executive Officer, President and sole Director, on the following terms.

You will be responsible for general management of the affairs of the Company, together with the powers and duties usually incident to the office of the Chief Executive Officer, and will report to Board of Directors of the Company (the “Board”). You will work virtually at whatever location suits you but will travel to the Company’s executive office or otherwise travel on behalf of the Company for Company business as reasonably necessary. The Company may change your position, duties, and work location from time to time in its discretion.

Your salary will be $7,500 per month, less payroll deductions and withholdings, paid each month or otherwise on the Company’s normal payroll schedule, as it may be modified from time to time. Any accrued, but unpaid salary shall be deemed a loan payable owed to you by the Company and shall bear interest at a simple rate of 5% per annum.

You will be expected to work a total of at least 40 hours per week. You will also be entitled to the following benefits:

•	The board of directors of the Company may pay to you an annual bonus in its sole discretion in either cash or equity of the Company based upon your performance and the performance of the Company during the year; and

•	You will be entitled to three weeks of paid vacation per year.

During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. A full description of these benefits is available upon request. The Company may change compensation and benefits from time to time in its discretion.

As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. You will be expected to work additional hours as required by the nature of your work assignments.

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

This offer is contingent upon a reference check and satisfactory proof of your right to work in the United States. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and return them to me, if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start immediately.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/c/ Carla Rissell

Carla Rissell

Chief Executive Officer

Understood and Accepted:

/x/ Carla Rissell	March 1, 2020
Carla Rissell	Date